Exhibit 4.1

GLOBAL AMENDMENT TO THE NOTES

THIS GLOBAL AMENDMENT to the Notes (as defined below) (the “Amendment”) is entered into as of September 25, 2024 (the “Effective Date”), by and between LA ROSA HOLDINGS CORP., a Nevada corporation (the “Company”), and Mast Hill Fund, L.P., a Delaware limited partnership (the “Holder”) (collectively the “Parties”).

BACKGROUND

A. The Company and Holder are the parties to that certain senior secured promissory note in the original principal amount of $1,052,631.58 dated on or around February 20, 2024 (the “First Note”); and

B. The Company and Holder are the parties to that certain senior secured promissory note in the original principal amount of $1,316,000.00 dated on or around April 1, 2024 (the “Second Note”); and

C. The Company and Holder are the parties to that certain senior secured promissory note in the original principal amount of $468,000.00 dated on or around July 16, 2024 (the “Third Note”, and collectively with the First Note and Second Note, the “Notes”); and

D. The Parties desire to amend the Notes as set forth expressly below.

NOW THEREFORE, in consideration of the execution and delivery of the Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. The “Maturity Date” (as defined in the Notes) of the Notes shall be amended to August 1, 2025.

2. The Company shall pay $200,000.00 in cash to the Holder on or before September 30, 2024. Such payment shall be applied to and reduce the outstanding balance under the First Note. The Holder hereby waives the requirements of Section 1.9 of the First Note and the requirements of Sections 1.10 of the Second Note and the Third Note with respect to this payment.

3. In lieu of all the payments currently required under Section 4.16 of the Notes, the Company shall instead pay $250,000.00 to Holder on February 1, 2025, as well as $250,000.00 to Holder on the first calendar day of each calendar month thereafter, towards the repayment of the Notes, with the remaining balance of the Notes due on the Maturity Date. Each of the aforementioned payments shall be deemed an “Amortization Payment” under each of the Notes. Each of the aforementioned payments shall first be applied to the Third Note until the Third Note is repaid in the entirety, following which such payments shall be applied to the Second Note until the Second Note is repaid in the entirety, following which such payments shall be applied to the First Note. In no event the repayment of the Notes, as described herein, shall constitute an Event of Default under any of the Notes.

4. Beginning on the date of this Amendment, the Holder shall not effectuate any conversion(s) of the Notes into common stock of the Company unless (i) the Company fails to comply with the terms of this Amendment or (ii) an Event of Default (as defined in each of the Notes) occurs under any of the Notes. The Parties hereby agree that in no event a forbearance on conversion of the Notes described herein shall constitute an Event of Default under any of the Notes.

5. If, on or before September 30, 2024, all of the payment obligations under the Notes are not guaranteed by Celebration Corporate Center, LLC, a Florida limited liability company, pursuant to a guaranty and security agreement  in form acceptable to the Holder in Holder’s sole discretion, which shall include a security interest in the property located at 1420 Celebration Blvd, Suite 201-258, Celebration, FL, 34747, then this Amendment shall be null and void and of no further force or effect.

6. If an Event of Default (as defined in each of the Notes) occurs under any of the Notes, this Amendment shall be null and void and of no further force or effect.

7. Section 4.6 of the Third Note shall apply to this Amendment.

8. This Amendment may be executed in two or more counterparts, each of which when so executed and delivered to the other party shall be deemed an original. The executed page(s) from each original may be joined together and attached to one such original and shall thereupon constitute one and the same instrument. Such counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9. This Amendment shall be deemed part of, but shall take precedence over and supersede any provisions to the contrary contained in the Notes. Except as specifically modified hereby, all of the provisions of the Notes, which are not in conflict with the terms of this Amendment, shall remain in full force and effect.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

LA ROSA HOLDINGS CORP.		Mast Hill Fund, L.P.

By:		By:
Name:	Joseph La Rosa	Name:	Patrick Hassani
Title:	Chief Executive Officer	Title:	Chief Investment Officer